UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Gulfport Energy Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

402635304

(CUSIP Number)

FIREFLY VALUE PARTNERS, LP

601 West 26th Street, Suite 1520

New York, New York 10001

(212) 672-9600

STEVE WOLOSKY, ESQ.

KENNETH MANTEL, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Firefly Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,906,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,906,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,906,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

FVP Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,906,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,906,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,906,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

FVP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,906,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,906,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,906,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Firefly Management Company GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,906,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,906,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,906,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Ryan Heslop
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,906,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,906,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,906,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Ariel Warszawski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,906,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,906,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,906,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Samantha Holroyd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 402635304

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Samantha Holroyd is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 7 to the Schedule 13D. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is a party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by FVP Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions except as otherwise noted on Schedule A. The aggregate purchase price of the 20,906,000 Shares beneficially owned by FVP Master Fund is approximately $157,284,107, including brokerage commissions.

The Shares purchased by Ms. Holroyd were purchased with personal funds in open market transactions. The aggregate purchase price of the 20,500 Shares beneficially owned by Ms. Holroyd is approximately $14,821, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 2, 2020, FVP Master Fund announced the withdrawal of its nominations of Mr. Heslop and Ms. Holroyd for election to the Board at the Issuer’s 2020 annual meeting. In Firefly’s statement, it highlighted the changes made to the Board since the beginning of Firefly’s engagement, and the opportunity for the refreshed Board to turn the page and create shareholder value from the exceptional assets and opportunities that the Issuer possesses. Firefly stated that the Board must work to restore shareholder confidence by allocating capital well, holding management accountable and ensuring that accounting controls and governance are robust, and that shareholders will continue to demand accountability for the Issuer’s performance. Firefly’s full statement was included in a press release issued on the same date, the full text of which press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

9

CUSIP No. 402635304

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 159,872,688 Shares outstanding, as of May 1, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2020.

A.	FVP Master Fund
(a)	As of the close of business on June 3, 2020, FVP Master Fund beneficially owned 20,906,000 Shares.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,906,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,906,000

(c)	FVP Master Fund has not entered into any transactions in the securities of the Issuer during the past 60 days.
B.	Firefly Value Partners
(a)	Firefly Value Partners, as the investment manager of FVP Master Fund, may be deemed the beneficial owner of the 20,906,000 Shares owned by FVP Master Fund.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,906,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,906,000

(c)	Firefly Value Partners has not entered into any transactions in the securities of the Issuer during the past 60 days.
10

CUSIP No. 402635304

C.	FVP GP
(a)	FVP GP, as the general partner of FVP Master Fund, may be deemed the beneficial owner of the 20,906,000 Shares owned by FVP Master Fund.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,906,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,906,000
(c)	FVP GP has not entered into any transactions in the securities of the Issuer during the past 60 days.
D.	Firefly Management
(a)	Firefly Management, as the general partner of Firefly Value Partners, may be deemed the beneficial owner of the 20,906,000 Shares owned by FVP Master Fund.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,906,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,906,000

(c)	Firefly Management has not entered into any transactions in the securities of the Issuer during the past 60 days.
E.	Mr. Heslop
(a)	Mr. Heslop, as a Managing Member of FVP GP and Firefly Management, may be deemed the beneficial owner of the 20,906,000 Shares owned by FVP Master Fund.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,906,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,906,000

(c)	Mr. Heslop has not entered into any transactions in the securities of the Issuer during the past 60 days.
11

CUSIP No. 402635304

F.	Mr. Warszawski
(a)	Mr. Warszawski, as a Managing Member of FVP GP and Firefly Management, may be deemed the beneficial owner of the 20,906,000 Shares owned by FVP Master Fund.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 20,906,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 20,906,000

(c)	Mr. Warszawski has not entered into any transactions in the securities of the Issuer during the past 60 days.
G.	Ms. Holroyd
(a)	As of the close of business on June 3, 2020, Ms. Holroyd beneficially owned 20,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 20,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 20,500
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Ms. Holroyd during the past 60 days are set forth in Schedule A and incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

12

CUSIP No. 402635304

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 3, 2020, the Reporting Persons other than Samantha Holroyd entered into a Joint Filing Agreement in which such Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release dated June 2, 2020
99.2	Joint Filing Agreement

13

CUSIP No. 402635304

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2020

FVP Master Fund, L.P.

By:	FVP GP, LLC,
its General Partner

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

Firefly Value Partners, LP

By:	Firefly Management Company GP, LLC,
its General Partner

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

FVP GP, LLC

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

Firefly Management Company GP, LLC

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

/s/ Ariel Warszawski
Ariel Warszawski Individually and as attorney-in-fact for Samantha Holroyd

/s/ Ryan Heslop
Ryan Heslop

14

CUSIP No. 402635304

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

SAMANTHA HOLROYD

Purchase of Common Stock	20,500	0.7230	04/17/2020